Exhibit 4.19
Agreement to Furnish Certain Instruments
     This Agreement to Furnish Certain Instruments is dated effective as of the 23rd day of February, 2009, by Triangle Capital Corporation, a Maryland corporation (the “Company”).
     Whereas, the Company intends to file an Annual Report on Form 10-K with the Securities and Exchange Commission (the “Commission”) on or about February 25, 2009, in connection with its requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
     Whereas, Item 601(b)(4)(iii)(A) of Regulation S-K (which is referenced Item 15(a) of Form 10-K) requires that the Company, upon request, agree to furnish copies of any instrument defining the rights of the holders of long-term debt of the Company and its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed, if the total amount of securities authorized thereunder amounts to less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis (each, an “Accessible Debt Instrument”); and
     Whereas, the Company’s wholly owned subsidiary, Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership, has issued a number of debentures which would qualify as Accessible Debt Instruments under Item 601(b)(4)(iii)(A) of Regulation S-K.
     Now, Therefore, the Company hereby acknowledges and agrees that, upon request, it will furnish to the Commission copies of any Accessible Debt Instrument, either currently existing or issued in the future.
     In Witness Whereof, the Company has caused this Agreement to be executed by a duly authorized officer as of the day and year first above written.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Steven C. Lilly

Name:	Steven C. Lilly
Title:	Chief Financial Officer and Secretary